SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO RULE 477
UNDER THE SECURITIES ACT OF 1933
FOR WITHDRAWAL OF A POST-EFFECTIVE AMENDMENT
TO A REGISTRATION STATEMENT

Seligman Frontier Fund, Inc.
(File No. 2-92487)

                     The undersigned Registrant hereby requests withdrawal of Post-Effective Amendment No. 33 to its Registration Statement on Form N-1A, File No. 2-92487 (the “Amendment”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment was filed on February 28, 2003 under Securities Act Rule 485(b). However, the Amendment is not eligible for filing under Rule 485(b) because it was filed in part for a purpose not contemplated by paragraph (b)(1) of Rule 485. The Registrant has subsequently filed Post-Effective Amendment No. 34 under Rule 485(a), containing substantially identical information as the Amendment, and the Registrant has requested acceleration of effectiveness of the Rule 485(a) filing. No securities have been sold in connection with the offering that would have been deemed to commence had the Amendment become effective.

                     Pursuant to the requirements of Rule 477 under the Securities Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2003

SELIGMAN FRONTIER FUND, INC.
By:	/s/ John McLean

	Name: Title:	John McLean Assistant Secretary